Exhibit 99.2

Dear Investors,

This is Marco Santori, CEO of Brera Holdings PLC (NASDAQ: SLMT) – soon to be Solmate. Following yesterday's resale registration filing for PIPE shares, the price of our stock dropped meaningfully. This is expected behavior in thinly-traded, low-float stocks and likely reflects investor concerns over additional shares entering the market. It is not unusual to see significant swings in price in these circumstances, particularly for treasury companies, which frequently experience similar phenomena. We don’t think this has anything to do with fundamentals. In any event, what comes after the filing is more important.

As a team, we remain laser-focused on our growth strategy. We have a robust roadmap ahead of us that we are confident will drive SOL-per-share growth over the near term and the long term. Additionally, we expect to report and optimize for something other treasuries have largely ignored: Earnings.

Here is an update on where we stand today as a company:

●	Unlike other treasury companies, we have taken a measured approach to buying SOL, opportunistically acquiring SOL on dips in the market. We didn’t spend all of your PIPE dollars to purchase SOL at the top of the market. We bought the dips and kept some cash to spare.

●	Ark Invest ETFs purchased significant SLMT shares in the open market in addition to their PIPE shares. Ark continues to own a significant portion of the company - over 11% at last measure.

●	We secured $50 million in SOL at a 15% discount from the Solana Foundation in October. We expect to remain a long-term partner for them in the UAE.

●	In partnership with RockawayX, we have launched the region's first performant, bare-metal Solana validator. It is already generating revenue.

Looking ahead, we remain well positioned:

●	We have a strong liquidity position with tens of millions in cash, ready to buy dips and expand operations. We didn’t buy the top; we have a meaningful amount of our powder dry and ready.

●	We continue to pursue our previously announced acquisition strategy and continue to evaluate accretive, synergistic potential targets.

●	We have secured a strategic partnership with Abu Dhabi Global Markets for Abu Dhabi Finance Week. I will be giving a keynote presentation in front of the plenary assembly on December 10.

●	Differentiated revenue sources are coming into focus: We are already accepting inbound interest in both delegating to our validator and colocating with it.

We will stake our SOL, deploy it in DeFi, run trading strategies with it… all the same things that your typical DAT does to earn yield. But we will go beyond yield to generate additional sources of revenue. In partnership with RockawayX, one of our anchor investors, we’ve stood up a performant, bare-metal validator that allows us to offer real infrastructure services like RPC and colocation. These services won’t just generate more SOL, they’ll generate cash - real revenue that we believe will take us out of being evaluated based on mNAV and into earnings multiples.

We didn’t raise your money to run a perpetual motion machine with our stock. We raised it to build the defining Solana infrastructure company in the public markets. Stock price will always be important, but we are keenly focused on execution, and we are just getting started. If you’re in this for the long term – and I believe you are – then we want you along with us on this journey.

Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”) dated September 23, 2025, between you and Brera Holdings PLC (the “Company”), the Registration Statement (as defined in the Registration Rights Agreement) for the resale of your Registrable Securities (as defined in the Registration Rights Agreement) was filed with the United States Securities and Exchange Commission on November 19, 2025, and became effective upon filing. For information about how to transfer your shares, please contact the Company’s transfer agent, Equiniti, at 800-468-9716.

Forward-Looking Statements

This letter includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as "anticipate," "expect," "plan," "could," "may," "will," "believe," "estimate," "forecast," "goal," "project," and other words of similar meaning. These forward-looking statements address various matters including statements relating to plans and strategies to build infrastructure in the Middle East, the Company's plans for value creation and strategic advantages, strategies for and execution on M&A, execution on market size and growth opportunities, regulatory conditions and the expected financial impacts of the proposed actions described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed actions described herein may not be completed in a timely manner or at all; failure to realize the anticipated benefits of the actions and the digital asset treasury strategy; changes in business, market, financial, political and regulatory conditions; risks relating to Brera Holdings' operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of Brera Holdings' securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which Brera Holdings does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in Brera Holdings' filings with the Securities and Exchange Commission. The forward-looking statements herein speak only as of the date of this document, and Brera Holdings undertakes no obligation to update or revise any of these statements.

Marco Santori

Chief Executive Officer

Brera Holdings PLC (NASDAQ: SLMT)

marco@solmate.com